April 12, 2016

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
File No. 1-32886

Dear Mr. Schwall:

This letter pertains to the response of Continental Resources, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated March 31, 2016, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 (the “Comment Letter”). As discussed with Mr. Ron Winfrey, we are requesting the Company have until May 12, 2016 to file its response to the Comment Letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (405) 234-9110.

Sincerely,

/s/ John D. Hart

John D. Hart

Senior Vice President, Chief Financial

Officer & Treasurer

ESE/tm

cc:	Ron Winfrey, U.S. Securities and Exchange Commission
Eric S. Eissenstat, Senior Vice President, General Counsel, Chief Risk Officer & Secretary
David P. Oelman, Vinson & Elkins LLP
Michael S. Telle, Vinson & Elkins LLP

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